Exhibit 23.5

June 23, 2010

ChinaCache International Holdings Ltd.

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

Attention: Robert Yong Sha, Chief Financial Officer

Dear Mr. Sha,

We hereby consent to the references to our name and the quotation by ChinaCache International Holdings Ltd. in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

iResearch Consulting Group

/s/ Michael Ruan
Name:	Michael Ruan
Title:	Senior Vice President